Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 November 7, 2013

Credit Suisse Merger Arbitrage Liquid Risk Controlled Index

The Credit Suisse Merger Arbitrage Liquid Risk Controlled Index (the “Risk Control Index” or the “Index”) is designed to provide varying levels of exposure to the Credit Suisse Merger Arbitrage Liquid Index (Excess Net) (the “Base Index”) (Bloomberg ticker: CSLABME) by establishing a specific volatility target and dynamically adjusting exposure to the Base Index based on its observed volatility. If the realized annualized volatility over the 30 business days between relevering days is less than the volatility target, the exposure to the Base Index is increased (to a maximum of 150%). If the volatility over the 30 business days between relevering days is greater than the volatility target, the exposure to the Base Index is decreased (to a minimum of 0%).

Index Performance

(February 24, 2011 - October 31, 2013)

The above graph sets forth the historical performance of the Index from February 24, 2011 through October 31, 2013. Historical performance is not indicative of future performance. The Merger Arbitrage Liquid Risk Controlled Index includes an embedded fixed fee of 0.50% per annum.

Index Details
Bloomberg Index Ticker	CSLABM05
Index Fee	0.50%
Index Returns (as of 10/31/2013)
1 month	-0.60%
3 month	0.69%
1 year	9.40%
Since Inception Annualized*	1.49%
*Index inception date is February 24, 2011.
Index Statistics (2/24/11-10/31/13)
Correlation to S&P 500 Index	0.53
Correlation to Barclays US Aggregate Index	-0.19
Annualized volatility	5.31%
Sharpe Ratio	0.27
*Sharpe ratio calculated using the Federal Fund Effective Rate as of October 31, 2013.

Strategy Focus

■	Also known as Risk Arbitrage, Merger Arbitrage is an investment strategy that attempts to capture a spread between the price at which a company (the “Target”) trades after a proposed acquisition is announced, and the price at which the acquiring company (the “Acquirer”) has proposed to pay for the Target.
■	The spread between these two prices typically exists due to the uncertainty that the transaction will close and if it closes that it will be at the initially proposed economic terms.

Index Overview

■	The Credit Suisse Merger Arbitrage Liquid Index (Net) (the “Net Index”) and the Credit Suisse Merger Arbitrage Liquid Index (Excess Net) (the “Excess Net Index”) attempt to employ the merger arbitrage strategy by using a quantitative methodology to track a dynamic basket of securities held as long or short positions (the “Index Components”) and cash weighted in accordance with the index rules to reflect publicly announced merger transactions in the United States, Canada and Western Europe that meet certain qualifying conditions.
■	The Excess Net Index is identical to the Net Index, except that the Excess Net Index is adjusted for the cost that would be incurred to borrow money to fund the notional long position in the index.
■	The Excess Net Index is the Base Index for the Risk Control Index.
■	The Base Index is an unfunded, or excess return, index. The maximum and minimum exposures to the Base Index within the Risk Control Index are set at 150% and 0%, respectively.
■	The exposure to the Base Index is reset monthly using a target annualized volatility of 5%, but there is no guarantee that the Risk Control Index will achieve this stated target.

Credit Suisse Merger Arbitrage Liquid Risk Controlled Index

Construction Overview: Net Index and Excess Net Index

Scenario Analysis (Risk Control Index)

Observed Volatility	30-day Volatility	Volatility Target	Comment
Below Volatility Target	3%	5%	If the 30-day realized annualized volatility of the Index is lower than the volatility target, exposure to the Base Index will increase, up to a cap of 150%
At Volatility Target	5%	5%	If the 30-day realized annualized volatility of the Index is equal to the volatility target, exposure to the Base Index will be 100%
Above Volatility Target	10%	5%	If the 30-day realized annualized volatility of the Index is higher than the volatility target, exposure to the Base Index will be reduced, down to a minimum of 0%.

Summary Risk Considerations

■	The summary of the risks appearing below are only intended as summaries of some of the risks associated with the Index or an investment in securities linked to the Index. Prior to investing in any securities linked to the Index, you should, in particular, review the risk factors sections in the applicable pricing supplement and any product supplement, if applicable, which set forth risks relating to an investment in such securities. A prospective investor should consult his/her investment, legal, tax, accounting and other advisors before deciding to invest in securities linked to the Index.
■	Any securities will be subject to the credit risk of Credit Suisse AG (“Credit Suisse”). The payment of any amount due on any securities issued by Credit Suisse, including any applicable interest payments, early redemption payment or payment at maturity, is subject to the credit risk of Credit Suisse.
■	Historical performance not indication of future performance. The future performance of any of the indices cannot be predicted based on its historical performance.
■	Strategy risk. There is no assurance that the indices or the strategy on which the indices are based will be successful.
■	The Index contain an embedded fixed fee. The Base Index contains an embedded fixed fee of 0.50% per annum, which applies regardless of the performance of such index.
■	Currency exchange risk. Securities linked to the indices are subject to currency exchange risk due to their exposure to the performance of the applicable index which reflects the performance of certain foreign stocks. n Risks associated with non-U.S. securities. Securities linked to the indices are subject to risks associated with non-U.S. securities markets through their exposure to the performance of the applicable index which reflects the performance of certain foreign stocks.

■	No assurance of any deals being completed. Any of the proposed merger transactions reflected in the indices may not be completed which could adversely affect the performance of the indices. In particular, in certain market conditions, it is possible that most or all of the deals would not be completed.

■	Limitations on stocks that can be included in the indices. If the stock of any Acquirer included in the indices ceases to be “easy to borrow,” such stock will be removed from the indices and will not be eligible for inclusion for one year. In addition, the indices will only include deals in which the index sponsor is not, or one of its affiliates is not, an advisor in such transaction or otherwise materially involved with the Acquirer or Target at the time when a deal is considered for inclusion in the indices.
■	The Index may not be fully invested in merger transactions. The level of the Index will not reflect the returns, if any, of the Merger Arbitrage strategy with respect to the portion of the applicable index that is invested in a cash position.
■	Economic and market factors. The value of the indices will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.
■	No guarantee that the Index will achieve its target volatility. Although the Index is designed to control the level of risk of the Base Index by establishing a specific volatility target, there is no guarantee that it will achieve its stated target of 5% annualized volatility.
■	Varying levels of exposure to the Base Index may adversely affect the level of the Index. Although the formula for the Index is designed to control the level of risk of the Base Index, it could result in exposure to the Base Index of greater than or less than 100% and there is no guarantee that it will minimize any potential losses or maximize any potential gains.

Credit Suisse AG (“Credit Suisse”) and Credit Suisse Securities (USA) LLC (“CSSU”) are affiliated with the sponsor of the indices. The methodology and rules for the indices were developed by the sponsor, an affiliate of Credit Suisse and CSSU. The sponsor has the ability to take certain actions in connection with calculation of the indices, including actions that could affect the level of the indices. As a result, potential conflicts of interest may exist and none of Credit Suisse, CSSU and the sponsor has any obligation to consider any interests in taking any actions that may affect the level of the indices.

Credit Suisse has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, product supplement, if applicable, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of any securities and other considerations that are important in making a decision about investing in any securities that are linked to the indices. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.